Exhibit 99.3

(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF AURYN RESOURCES INC.

FOR THE YEAR ENDED DECEMBER 31, 2017

Dated: March 27, 2018

TABLE OF CONTENTS

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD UP TO MARCH 27, 2018	3
1.1. Date and forward-looking statements	4
1.1.1 Forward-looking statements and risk factors	4
1.2.1 Description of business	5
1.2.2 Committee Bay and Gibson MacQuoid projects	5
Ownership	6
Mineral resources	6
2017 Exploration program at Committee Bay	7
2018 Resupply and staging operations at Committee Bay	8
Gibson MacQuoid	8
1.2.3 Homestake Ridge project	9
2017 Core drilling program	10
1.2.4 Peruvian exploration projects	10
Sombrero gold-copper project	10
Huilacollo Option	11
Baños del Indio	11
Curibaya	12
1.2.5 Overall program analysis and economics	12
1.2.6 Qualified persons and technical disclosures	13
Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates	13
1.3 Selected annual financial information	14
1.4 Discussion of operations	15
1.5 Summary of quarterly results	17
1.6/1.7 Financial position and liquidity and capital resources	17
1.8 Off-balance sheet arrangements	20
1.9 Transactions with related parties	20
1.10 Subsequent events	21
1.11 Proposed transactions	21
1.12 Critical accounting estimates	21
1.13 Changes in accounting policies including initial adoption	22
1.14 Financial instruments and other instruments	23
1.15 Other requirements	23
Capital structure	23
Controls and procedures	24

2 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE PERIOD UP TO MARCH 27, 2018

Corporate highlights

•	On March 23, 2018, the Company closed a bought deal offering (the “2018 Offering”) for gross proceeds of US$ 7.8 million. A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share. In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million.

•	On August 3rd, 2017, the Company announced that it has acquired the rights, through two separate transactions, to the Tacora and Andamarca properties that are contiguous to the Huilacollo gold epithermal project in the Tacna province of Southern Peru.

•	On July 17th, 2017, the Company’s common shares commenced trading on the NYSE-American under the US symbol AUG.

•	In February 2017, the Company acquired 19 prospecting permits along the Gibson MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine and encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively.

•	On January 24, 2017, the Company completed a brokered equity offering of 9,542,402 common shares for total gross proceeds of approximately $41.2 million involving Goldcorp Inc. as the primary investor.

Operational highlights

•	On December 14, 2017, the Company released results from its initial regional till sampling program at the Gibson MacQuoid Gold Project. Highlights included 8 significant till anomalies that were identified across the 50% of the belt that the Company had access to in 2017. With the project being located approximately 90km southeast of Baker Lake, it has excellent access to infrastructure.

•	On December 12, 2017, the Company released results from its Homestake Ridge drill program. Highlights for this program included 30 meters of 2.00 g/t Au (including 4m @ 6.03 g/t Au & 2m @ 11.80 g/t Au), 10 meters of 4.12 (including 2m @ 18.01 g/t Au), 18m of 1.29 g/t Au (including 4m of 4.18 g/t Au), 8m of 2.67 g/t Au (including 2m of 7.4 g/t), and 14m of 1.23 g/t Au.

•	On August 24th, September 14th, October 19th, 2017 and February 6th, 2018, the Company released results from its 30,000-meter Committee Bay drill program. Highlights for this program included 9.15 meters of 3.48 g/t Au at the West Plains target, 12.2 meters of 4.7 g/t Au from the Aiviq discovery and 25 meters of 1.15 g/t Au at the Inuk target.

•	In February 2017, the Company released results from its initial geochemical program at the Sombrero skarn-porphyry gold-copper oxide project located in southern Peru. Trenching results include 53 meters of 1.75 g/t Au (including 14 meters of 5.23 g/t Au) of oxide mineralization at the margin of a newly discovered 2.3 kilometer by 500-meter gold-in-soil anomaly. In addition, the mineralized footprint of the Sombrero project was significantly expanded with selective grab samples returning up to 7.54 g/t gold and 16.0 % copper in areas that have not been sampled historically.

•	In January 2017, the Company announced the discovery of two new gold-in-soil anomalies at its Huilacollo project in southern Peru. These anomalies were defined in the southern half of the project area and are 1300 meters by 250 meters and 550 meters by 150 meters, respectively. This discovery is in addition to the existing known mineralization located in the northwest portion of the project where previously drilling has defined an area of continuous gold oxide mineralization.

< Refer to the page 5 for cautionary wording concerning forward-looking information>

3 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.1. Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the consolidated financial condition and results of operations of the Company as at December 31, 2017 and for the twelve months then ended. This MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes thereto as at and for the years ended December 31, 2017 and 2016. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is March 27, 2018.

1.1.1 Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

4 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.1.1 Forward-looking statements and risk factors (continued)

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form. These are not the only risks and uncertainties that Auryn faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. These documents are for information purposes only and not incorporated by reference in this MD&A.

1.2.1 Description of business

Auryn Resources Inc. (“Auryn” or the “Company”) is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral properties are the Committee Bay gold project located in Nunavut, Canada and the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in northwestern British Columbia. The Company also holds a substantial project portfolio in Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol AUG and effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

1.2.2 Committee Bay and Gibson MacQuoid projects

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuoid projects

5 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.2 Committee Bay and Gibson MacQuoid projects (continued)

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2.0 million for each one-third (0.5%) of the NSR.

Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade (g/t Au)	Tonnes (t)	Gold grade (g/t Au)	Contained Au (oz)
May 31, 2017 Resource
Indicated	Near Surface Underground	3.0 4.0	1,760,000 310,000	7.72 8.57	437,000 86,000
			2,070,000	7.85	524,000
Inferred	Near Surface Underground	3.0 4.0	590,000 2,340,000	7.56 7.65	144,000 576,000
			2,930,000	7.64	720,000

Table 1: Three Bluffs indicated and inferred resource. See section 1.2.6 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

6 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.2 Committee Bay and Gibson MacQuoid projects (continued)

2017 Exploration program at Committee Bay

As of the date of this M&DA, the Company has successfully completed its 30,000 meter Rotary Air Blast (“RAB”) drill program across the length of the Committee Bay greenstone belt. This drilling was ultimately spread across 18 different target areas and was designed to be discovery based first pass drilling. The significant results from this program so far have been released through four different press releases dated, August 24th, September 14th and October 19th, 2017 and February 2, 2018 summarized below:

Aiviq Discovery

The Company intercepted 12.2 meters of 4.7 g/t Au (including 3.05 meters of 18.09 g/t Au) at the newly discovered Aiviq target located 12 km from its high-grade Three Bluffs deposit. The mineralization encountered at Aiviq is situated along a regional shear zone that is defined by a 7 kilometer long gold-in-till anomaly. This shear zone was tested by a single drill fence during the 2017 summer drill program leaving the prospect wide open to expansion. The other holes drilled at this prospect did not target or intersect this shear zone. Importantly, the high-grade mineralization intersected in drill hole 17RGR003 is situated within a 100 meter wide zone of lower grade structures that demonstrate the overall strength and potential of the gold bearing system. Auryn believes that a follow up drill program along this shear zone is highly warranted given the similar nature of the till signatures and comparable high-grade gold values to those found at the Three Bluffs deposit.

Figure 2 – partial map of the Committee Bay project showing the Aiviq discovery in relation to Three Bluffs and the N-S structural corridor.

7 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.2 Committee Bay and Gibson MacQuoid projects (continued)

Expansion of Mineralization at West Plains

The Company intercepted 9.15 meters of 3.48 g/t Au and 1.53 meters of 7.48 g/t Au, ending in mineralization where the hole was lost, at the West Plains target. These holes, as well as others drilled, consistently hit mineralized banded iron formation extending the vertical depth to 140 meters. The Company is reviewing plans to conduct a follow up program that would continue to test this mineralization down plunge.

Extension of Mineralization at Inuk by 400 meters

At the Inuk target, the Company intercepted 25 meters of 1.15 g/t Au (including 3.05 meters of 4.13 g/t Au) 400 meters away from the historic intercept of 12.6 meters of 16.04 g/t Au within sulphidized banded iron formation. This hole extends the mineralized system considerably and demonstrates significant widths of mineralization under barren intrusive rocks that were not previously tested.

During the year end December 31, 2017, a total of $22.0 million has been incurred on the Committee Bay project inclusive of the fuel and supplies purchased for potential 2018 exploration programs. Refer to section 1.2.5 for a detailed summary of expenditures on the project.

2018 Resupply and staging operations at Committee Bay

During the second quarter, the Company purchased 4,000 drums of diesel and jet fuel to be used in its potential 2018 exploration programs. The cost of the fuel was approximately $1.6 million inclusive of delivery to a storage facility in Baker Lake. The Company anticipates mobilizing a portion of this fuel to its Committee Bay project site in April of 2018 with the balance being reserved for programs at the Gibson MacQuoid project.

Gibson MacQuoid

In early 2017, the Company acquired several prospecting permits along the Gibson MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine. The 19 prospecting permits and an additional 57 mineral claims staked in 2017 encompass approximately 120 km of strike length of the prospective greenstone belt and total 375,000 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

During the year ended December 31, 2017 the Company conducted a belt wide geochemical survey at Gibson MacQuoid. The survey was completed in mid-October 2017 and identified 8 high priority gold-in-till anomalies detailed below. Follow up programs will include in-fill till sampling to further refine the target areas and first pass reconnaissance drilling. The total cost of this program was approximately $1.5 million.

8 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.2 Committee Bay and Gibson MacQuoid projects (continued)

Figure 3 – 2017 till results and historic sampling within the Gibson MacQuoid project area

1.2.3 Homestake Ridge project

The Homestake Ridge project is located in the Kitsault Mineral district in north-western British Columbia and covers approximately 7,500 hectares.

Acquisition

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake for total consideration of approximately $15.4 million pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held. The Homestake Ridge project is subject to various royalty interests held by unrelated third parties not exceeding 2% in any one area of the project.

Mineral Resources

The project hosts numerous precious metal epithermal occurrences and a significant resource as listed in the table below (refer to 43-101 report dated September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.624	6.25	125,000	47.9	1.0	0.18	2.4
Inferred	7.245	4.00	932,000	90.9	21.2	0.11	16.9

Table 2: Combined Main Homestake, Homestake Silver and South Reef Resources at a 2 g/t AuEq cut-offs. See section 1.2.6 for cautionary language concerning mineral resources.

9 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.3 Homestake Ridge project (continued)

2017 Core drilling program

On December 12, 2017, the Company announced the results of its 15,000-meter core drilling program at the Homestake Ridge project. The program targeted 2 of 7 target areas identified away from the existing deposits and was successful in identifying the plunge of the high-grade South Reef zone. Highlights include 30 meters of 2.00 g/t Au (including 4m @ 6.03 g/t Au & 2m @ 11.80 g/t Au), 10 meters of 4.12 (including 2m @ 18.01 g/t Au), 18m of 1.29 g/t Au (including 4m of 4.18 g/t Au), 8m of 2.67 g/t Au (including 2m of 7.4 g/t), and 14m of 1.23 g/t Au. These results identified the geometry of the high-grade mineralization at the South Reef main zone that remains open to the northwest and importantly have identified an emerging parallel high-grade structure (Upper zone) 175 meters to the north of the main zone.

See the Company’s press release dated December 12, 2017 for complete results from the program.

1.2.4 Peruvian exploration projects

Sombrero gold-copper project

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and has made cash payments totalling US$ 0.2 million.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US $5.0 million.

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

2017 Exploration Results

In January 2017, the Company released the results from its two week reconnaissance sampling program which covered the southern half of the project area where 697 meters of trenching, 336 rock chip and 261 soil samples were collected. The results of this program have significantly expanded the known mineralization, defining an area of anomalous gold values that is approximately 2.3 kilometers by 500 meters in a region that had only seen limited historical grab sampling.

In addition, results from the northern most trench sampled during the program returned three distinct zones of oxide gold mineralization as follows:

•	53 meters at 1.75 g/t Au (including 14m at 5.23 g/t Au)
•	37 meters at 1.07 g/t Au (including 11m at 2.65 g/t Au)
•	11 meters at 0.7 g/t Au

These intervals are estimated to be 35 – 50% of true width based on limited observations of northerly trending structures within the trench.

10 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.4 Peruvian exploration projects (continued)

Huilacollo Option

The Huilacollo epithermal property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well defined feeder structures as highlighted by trench intercepts up to 38m at 6.7 g/t Au and drill holes including 34m @ 2.14 g/t. Importantly, the mineralization as currently defined, represents less than 10% of the area of first order geophysical targets defined by overlapping high resistivity and low chargeability zones that represent the potential for oxide gold mineralization within silica bodies.

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments.

2017 Acquisitions

On August 3rd, 2017, the Company announced that it has acquired the rights, through two separate transactions, to the Tacora and Andamarca properties that are contiguous to the Huilacollo gold epithermal project in the Tacna province of Southern Peru.

Tacora and Andamarca concessions were acquired in two separate transactions with private Peruvian owners. Under the terms of the Tacora acquisition agreement, the Company will pay US$ 0.2 million on signing of the Public Deed transferring the concessions in favor of Corisur Peru SAC. The Tacora concessions are subject to a 0.5% NSR, 50% of which is buyable for US$ 0.5 million. Under the terms of the Andamarca acquisition agreement, the Company will pay US$ 0.45 million on signing of the Public Deed transferring the concession in favor of Corisur Peru SAC. The Andamarca concession is subject to 1.5%NSR, 50% of which is buyable for US$ 2.5 million.

2017 Initial Drill Program

On October 23rd, 2017, the Company announced its plans for an initial drill program at Huilacollo. This program will include a minimum of 5,000 meters across the north of the Huilacollo project and will focus on the considerable expansion of the areas around the historic drilling at the top of Andamarca hill. A second phase of drilling will be planned for 2018 where continuous surface sampling, spectral analysis, and trenching is ongoing. Results from this surface program will define additional drill targets across the recently defined 1.8 kilometers of greater than 50 ppb gold in soil anomalies on the southern portion of the project and the newly acquired highly prospective Tacora concession.

As of the date of this MD&A, the Company has completed approximately 1,500 meters of the program with no significant results received to date.

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

11 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.4 Peruvian exploration projects (continued)

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru.  Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys.

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property consists of 31,600 hectares of claims.

1.2.5 Overall program analysis and economics

During the year ended December 31, 2017, the Company spent $37.6 million in exploration and acquisition expenditures on its mineral interests as detailed in the table below:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Acquisition costs
Balance as at December 31, 2016	18,725	16,060	1,265	36,050
Additions	80	-	1,308	1,388
Change in estimate of provision for site reclamation and closure	(124)	-	-	(124)
Currency translation adjustment	-	-	(56)	(56)
Balance December 31, 2017	$18,681	$16,060	$2,517	$37,258
Exploration and evaluation costs
Balance at December 31, 2016	20,740	142	1,883	22,765
Additions:
Assaying	1,297	357	182	1,836
Exploration drilling	4,936	1,822	178	6,936
Camp cost, equipment and field supplies	1,116	676	1,487	3,279
Geological consulting services	1,810	785	1,718	4,313
Geophysical analysis	366	86	210	662
Permitting, environmental and community costs	440	186	1,067	1,693
Expediting and mobilization	742	176	56	974
Salaries and wages	2,043	866	312	3,221
Fuel and consumables	1,858	231	24	2,113
Aircraft and travel	8,557	1,618	226	10,401
Stock based compensation	343	149	275	767
Refundable tax credits	-	(24)	-	(24)
Total additions for the period	23,508	6,928	5,735	36,171
Currency translation adjustment	-	-	(208)	(208)
Balance as at December 31, 2017	$44,248	$7,070	$7,410	$58,728
Total mineral property interests at December 31, 2017	$62,929	$23,130	$9,927	$95,986

12 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.6 Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

RAB Drilling (Committee Bay, Nunavut) - Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au. Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Core Drilling (Homestake Ridge, BC) -Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive meters of less than 0.2 g/t Au. Analytical samples were taken by cutting NQ diameter core into equal halves on site and sending one of the halves to ALS Laboratories in Terrace, BC, Vancouver, BC or Thunder Bay, ON for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA23) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where AA23 results were > 5 g/t Au the assays were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Trenches 2017 (Sombrero, Peru) - Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2017 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision. Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

13 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.2.6 Qualified persons and technical disclosures (continued)

This disclosure has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this disclosure have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed may not be comparable to similar information disclosed by U.S. companies.

In addition, this disclosure uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017 as amended October 23, 2017).

The Homestake Ridge resource estimate was prepared by RPA (see Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia, September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

Peruvian interests within a special economic zone - Auryn holds its interests in Peru through Corisur Peru SAC, which controls (among other) certain licenses (including the Huilacollo and Baños del Indio projects) that are located within a special legal zone which runs 50km back from the Peruvian border. As a non-Peruvian company, Auryn’s right to ultimately acquire title over the shares issued by Corisur Peru SAC and to own and/or exploit these licenses requires approval from the Peruvian government. While Auryn is in the process of submitting its applications and does not foresee any legal reason why it would be denied the approval, some risk of denial or delay should be assumed to exist.

1.3 Selected annual financial information

	Twelve Months	Twelve Months	Six Months	Twelve Months
	December 31, 2017	December 31, 2016	December 31, 2015	June 30, 2015

Comprehensive loss for the period	$615	$4,226	$2,382	$1,401
Net loss for the period	$330	$4,255	$1,860	$1,923
Basic and diluted loss per share	$0.00	$0.07	$0.05	$0.08
Total assets	$102,487	$64,512	$31,031	$8,797
Total long-term liabilities	$1,662	$1,747	$1,100	$-

The Company generated no revenues from operations during the above periods.

14 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.4 Discussion of operations

Three months ended December 31, 2017 and 2016 (Q4 2017 vs. Q4 2016)

During the three months ended December 31, 2017, the Company reported a net loss of $973 and loss per share of $0.01 compared to net loss of $2,263 and loss per share of $0.03 for the same period in 2016. The $1,290 decrease in net loss is driven by a $314 increase in the amortization of the flow through liability premium, as well as a $651 decrease in administration expenses. Significant variances within administration expense and other expenses are discussed as follows:

Administration expenses

(1)	Fees, salaries and other employee benefits, which includes share-based compensation, decreased by $741 in Q4 2017 compared to Q4 2016. There were significantly less share-based options granted in 2017 compared to 2016, which resulted in lesser share-based compensation expenses recognised in Q4 2017 compared to Q4 2016.
(2)	Legal and professional fees increased by $79 for the three months ended December 31, 2017 compared to the same period in the prior year. The increase is attributed to higher legal and audit fees related to the Company’s listing on the NYSE-American, as well as the continued growth of the Company.
(3)	Insurance costs increased by $78 in Q4 2017 compared to Q4 2016 as the Company obtained additional directors and officers insurance in 2017 due to the Company’s listing on the NYSE-American.
(4)	Regulatory, transfer agent and shareholder information expense decreased by $61 in Q4 2017 compared to Q4 2016 as the prior year’s expense included the Company’s original listing fee for the TSX main board.

Other expenses and income:

(5)	Project investigation costs decreased in Q4 2017 by $104 compared to Q4, 2016, as the Company is focusing its expenditures on exploring its projects and doing less project investigation work as a result.
(6)	Interest income increased by $27 during the three months ended December 31, 2017 driven by higher cash balances during the period compared to the same period of the previous year. Although both quarters ended with $2.5m in cash, the Q4 2017 opening cash balance was $15.3 million vs. $6.8 million at the start of Q4 2016.
(7)	During the three months ended December 31, 2017, the Company recognized a fair value gain of $92 on its marketable securities due to an increase in the market value of the underlying securities, compared to a loss of $26 for the three months ended December 31, 2016.
(8)	During the three months ended December 31, 2017, the Company recorded other income of $314 related to the amortization of the flow-through share premium liability of $6,151 recognized in connection with the Company’s January 2017 brokered equity offering (see section 1.6/1.7). Flow-through eligible Canadian exploration and evaluation expenditures incurred during the three months ended December 31, 2017 were $1.2 million compared to $nil for the same period in the previous year.

Year ended December 31, 2017 and 2016 (YTD 2017 vs. YTD 2016)

During the year ended December 31, 2017, the Company reported a net loss of $330 and loss per share of $0.00 compared to a net loss of $4,255 and loss per share of $0.07 for the year ended December 31, 2016. The $3,925 decrease in net loss is driven primarily by the $5,966 amortization of the flow-through liability premium in the current year compared to $2,319 in the prior year. Administration expenses in the 2017 year were also $165 lower than those for the 2016 year.

Significant variances within administration expense and other expenses are discussed as follows:

15 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.4 Discussion of operations (continued)

Administration expenses

(1)	Fees, salaries and other benefits decreased by $899 during the year ended December 31, 2017. The majority of this decrease is due to the inclusion of $1,053 in stock-based compensation expense in 2017 compared to $2,049 in 2016 as there were significantly fewer options issued in the current year compared to the prior year when a company-wide grant was done.
(2)	Legal and professional fees increased by $145 for the year ended December 31, 2017 over the prior year as additional costs were incurred specifically in relation to the Company’s NYSE-American listing but also due to the continued growth of the Company.
(3)	Marketing and investor relations increased by $429 for the 2017 year compared to the 2016 year due to an increase in marketing activities in the United States associated with its NYSE-American listing.
(4)	Insurance costs increased in 2017 to $202 from $37 in 2016 as the Company obtained additional coverage for the Company’s directors and officers due to its listing on the NYSE-American.

Other expenses and income:

(5)	Interest and other income increased by $181 during the year ended December 31, 2017 driven by higher cash balances in 2017 as the Company raised $41.2 million in January 2017 compared to $14.9 million in May 2016.
(6)	During the year ended December 31, 2017, the Company recorded other income of $6.0 million related to the amortization of the flow-through share premium liability (see section 1.6/1.7) compared to $2.3 million in 2016. The increase in the amortization in 2017 is due to the higher amount of flow-through funding that was received in 2017 which was $23.0 million, of which $22.3 million was spent during the current year, versus the $8.9 million of flow-through funding received in 2016 which was fully spent in 2016.

Future operations and 2018 expenditure forecast

The Company's business objectives for the next twelve to eighteen months will include the continued exploration of the Committee Bay and Homestake Ridge projects and its portfolio of earlier stage projects in Peru.

During fiscal 2018, the Company anticipates expending between $8 and $15 million on its mineral properties through this amount may be increased subject to market conditions. Planned programs for 2018 may include the following:

•	At the Committee Bay Project, programs will include follow-up drilling at the Aivik prospect and potentially expansion drilling in and around the Three Bluffs deposit.

•	At the Homestake Ridge Project, the Company will conduct a follow up drill program on the mineralization intercepted at the South Reef deposit during its 2017 campaign and follow up on surface geochemical anomalies identified.

•	Complete the remaining 3,500 meters of its initial drill program at the Huilacollo project.

•	Conduct surface exploration and potentially drilling at a number of its earlier stage projects which may include the Gibson MacQuoid projects, Baños del Indio and Sombrero in Peru.

16 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.5 Summary of quarterly results

Three months ended	Interest income	Net income (loss)	Comprehensive income (loss)	Earnings (loss) per share
In thousands of Canadian dollars except per share amounts
	$	$	$	$
December 31, 2017	39	(973)	(974)	(0.01)
September 30, 2017	67	1,841	1,675	0.02
June 30, 2017	78	(385)	(495)	(0.01)
March 31, 2017	63	(813)	(821)	(0.01)
December 31, 2016	12	(2,263)	(2,231)	(0.03)
September 30, 2016	24	144	140	0.00
June 30, 2016	22	(1,021)	(1,019)	(0.02)
March 31, 2016	8	(1,116)	(1,116)	(0.02)

During the last eight quarters, the Company’s net income (loss) has ranged between net income of $1,841 and a net loss of $2,263. The Company’s expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and evaluation. The reason for the decrease in loss in each of the current year’s quarters compared to those in the comparable quarters in the prior year, is due to the amortization of the flow-through share premium liability that offsets the net loss. In 2017, the Company raised $23.0 million in flow-through funding compared to $8.9 million in 2016 which resulted in a higher amount being amortized to statement of loss in the current year.

1.6/1.7 Financial position and liquidity and capital resources

	December 31, 2017	December 31, 2016
	$	$
Cash and restricted cash	2,589	2,572
Mineral property interests	95,986	58,815
Current liabilities	1,238	818
Non-current liabilities	1,662	1,747

As at December 31, 2017, the Company had unrestricted cash of $ 2.5 million (December 31, 2016 - $2.5 million) and working capital of $3.7 million (December 31, 2016 - $3.0 million). Current liabilities that are to be settled in cash as at December 31, 2017 include accounts payable and accrued liabilities of $1.1 million, which have primarily been incurred in connection with the summer exploration programs at the Company’s Committee Bay and Homestake Ridge projects, the current drill program at Huilacollo, and corporate costs related to keeping the Company’s public listings in good standing.

During the twelve months ended December 31, 2017, the Company used net cash of $6.3 million in operating activities compared to $5.1 million respectively during the comparative periods in the prior year.

The Company spent $36.2 million on investing activities for the year ended December 31, 2017, predominantly on program costs at its Committee Bay and Homestake Ridge projects compared to $16.2 million in the same period of the previous year.

17 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7 Financial position and liquidity and capital resources (continued)

During the twelve months ended December 31, 2017, the Company generated net proceeds of $42.6 million from financing activities through the issuance of common shares compared to $20.2 million in the previous year.

The Company’s current working capital in addition to the 2018 Offering (discussed below) provides sufficient capital for the Company to meet its immediate liquidity requirements as well as the planned exploration programs on its mineral interest properties for the next 12 months. If market conditions warrant, the Company may raise additional capital to expand its exploration programs.

Common shares issued

March 2018 Offering

On March 23, 2018, the Company closed a bought deal offering (the “2018 Offering”) for gross proceeds of US$ 7.8 million. A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share. The Offering was completed pursuant to an amended and restated underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation, as sole book-runner and lead underwriter, and PI Financial Corp., Canaccord Genuity Corp., Echelon Wealth Partners Inc., Haywood Securities Inc. and Roth Capital Partners, LLC, as co-managers.  The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The flow-through shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company under the terms of the January 2017 Investor Rights and Obligations Agreement between Goldcorp and the Company. Goldcorp now owns 10,634,228 common shares of the Company. The 2018 Flow-Through Shares are subject to a four month hold period in Canada.

January 2017 Offering

On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41.2 million (the “January Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the January Offering totalled $2.2 million, which included $2.0 million in commissions, and $0.2 million in other issuance costs. The gross proceeds from the Offering were also offset by $6.1 million, an amount related to the flow-through share premium liability. A reconciliation of the impact of the January Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

18 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7 Financial position and liquidity and capital resources (continued)

A summary of the intended use of the net cash proceeds of $38.9 million is presented as follows:

Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the January Offering	Actual Use of Proceeds of the Offering to December 31, 2017	(Over)/under expenditure
2017 Committee Bay Project Exploration Program (Flow Through eligible): • 25,000 metres of drilling • geophysical and till survey programs • Logistics and staging for 2017 programs (includes expenditures at Gibson MacQuoid)	$15,500	$22,980	$(7,480)
2017 Homestake Exploration Program (Flow Through eligible) • 15,000 metres of drilling • geophysical and geochemical survey programs	$7,500	$6,807	$693
Peruvian exploration and general working capital (Non-Flow Through eligible)	$15,911	$9,125	$6,787
Total	$38,911	38,911	$0
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.		The Company has completed its programs at Committee Bay, and most of the planned exploration at Homestake. Additional expenditure at Committee Bay relates to an expansion of the 2017 drill program.

Exercise of Warrants

During the year ended December 31, 2017, 1,954,011 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of approximately $1.60 for gross proceeds of $3.1 million. Attributed to these share purchase warrants, fair value of $1.5 million was transferred from the equity reserves and recorded against share capital.

May 2016 prospectus offering

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “May Offering”). Under the terms of the May Offering, the Company issued an aggregate of 4,732,700 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 4,285,714 Common Shares at a price of $1.40 per Common Share. See the Company’s MD&A for the period ended June 30, 2017 for a reconciliation of the use of proceeds from the financing.

Other sources of funds

As at December 31, 2017, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

19 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7 Financial position and liquidity and capital resources (continued)

Stock options

Stock Options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	960,000	$0.51	1.13	960,000	$0.51	1.13
Aug 17, 2020	1,070,000	1.30	2.63	1,070,000	1.30	2.63
Jun 21, 2021	2,250,000	2.63	3.47	2,250,000	2.63	3.47
Jan 10, 2022	440,000	3.22	4.03	275,000	3.22	4.03
May 5, 2022	90,000	3.04	4.36	45,000	3.04	4.35
	4,810,000	$1.97	2.88	4,600,000	$1.92	2.83

Warrants

Expiry date	Number of warrants	Exercise price
May 4, 2018	27,716	1.40

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8 Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

	Year ended December 31,
	2017	2016
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Fees, salaries and other employee benefits	$574	$323
Legal and professional fees	-	1
Marketing and investor relations	7	10
Insurance	2	-
Office and administration	419	401
Regulatory, transfer agent and shareholder information	17	10
Project investigation costs	10	-
Capitalized to mineral property interests:
Committee Bay	529	22
Homestake	136	2
Peru	352	50
Total transactions for the period	$2,046	$819

20 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.9 Transactions with related parties (continued)

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at December 31, 2017 to UMS was $179 (December 31, 2016 – $133). In addition, the Company had $150 on deposit with UMS as at December 31, 2017 (December 31, 2016 - $31).

1.10 Subsequent events

Refer to sections 1.2.1 and 1.2.4

1.11 Proposed transactions

None

1.12 Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Share-based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair values of the share options granted in 2017 and 2016 were estimated using the Black-Scholes option valuation model with the following assumptions on a weighted average basis:

	Year ended December 31,
	2017	2016
Risk-free interest rate	0.94%	0.66%
Expected dividend yield	nil	nil
Stock price volatility	77%	81%
Expected life in years	4.34	4.00

21 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.12       Critical accounting estimates (continued)

ii.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate in Canada of 26% and 29.5% in Peru.

iii.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

1.13 Changes in accounting policies including initial adoption

The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's consolidated financial statements.

New and amended accounting standards not yet effective for the year ended December 31, 2017 are summarized as follows:

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of this standard will not impact the Company’s financial statements, as currently the Company does not earn revenues.

22 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.13 Changes in accounting policies including initial adoption (continued)

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of this standard will not impact the Company’s financial statements as currently the Company does not hold any financial instruments for which the underlying accounting will be impacted.

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company does not have any material lease agreements and does not expect the adoption of this standard to materially impact its consolidated financial statements.

1.14 Financial instruments and other instruments

As at December 31, 2017, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits and accounts payables and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated financial statements.

It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

1.15 Other requirements

Capital structure

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at March 27, 2018: 85,858,441

Number of common shares issued and outstanding as at December 31, 2017: 78,746,230

Share based options as at March 27, 2018:

Stock Options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	960,000	$0.51	1.13	960,000	$0.51	1.13
Aug 17, 2020	1,070,000	1.30	2.63	1,070,000	1.30	2.63
Jun 21, 2021	2,250,000	2.63	3.47	2,250,000	2.63	3.47
Jan 10, 2022	440,000	3.22	4.03	275,000	3.22	4.03
May 5, 2022	90,000	3.04	4.36	45,000	3.04	4.35
	4,810,000	$1.97	2.88	4,600,000	$1.92	2.83

23 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.15 Other requirements (continued)

Share purchase warrants as at March 27, 2018:

Expiry date	Number of warrants	Exercise price
May 4, 2018	22,716	1.40

Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company have in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2017 from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of the date of this report.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

At December 31, 2017, under the supervision of the CEO and CFO, management evaluated the effectiveness of the Company’s ICFR based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s ICFR was effective as of that date.

24 of 25

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Year Ended December 31, 2017

(In thousands of Canadian dollars, unless otherwise noted)

1.15 Other requirements (continued)

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”

Shawn Wallace

President and Chief Executive Officer

March 27, 2018

25 of 25